Mail Stop 3561

July 30, 2008

Berge Abajian
President
Diamond Information Institute, Inc.
12 Daniel Road East
Fairfield, NJ 07004

> **Re:** **Diamond Information Institute, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 8, 2008**
> **File No. 333-149978**

Dear Mr. Abajian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Customers, page 24

1. We note your response to comment six in our letter dated April 28, 2008. Please confirm that you do not have a single customer that represents 5% of your annual sales as compared to single customer that represents more than 5%.

Critical Accounting Policies, page 35

Revenue Recognition, page 35

2. We note your response to comment 13. Due to the impact sales and sales returns have on your operating performance you should enhance your discussion. The objective of the Critical Accounting Policies discussion is not to describe the method used to apply an accounting principle, but to present a company's analysis of the uncertainties involved in applying a principle at a given time or the

variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Also refer to Section II.F.3 of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please revise as appropriate.

Note 8 Income Taxes, page F-18

3. We note your response to our prior comment 17. We understand that your deferred tax liability in the amount of $468,312 represents a timing difference between your tax reporting for financial reporting purposes and for IRS purposes. We reissue our prior comment and ask that you please explain the specific items that account for deferred tax liability balance of $468,312. This amount appears very large relative to your balance sheet and appears to be unusual for your line of business.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald J. Stoecklien, Esq.
        Stoecklien Law Group